Exhibit 1

ADB Systems International Ltd.
6725 Airport Road, Suite 201
Mississauga, ON L4V 1V2

Tel: 905-672-7467 / Facsimile: 905-672-7514

Website: www.adbsys.com

(TSX: ADY; OTCBB: ADBY)

For Immediate Release

ADB PROVIDES CORPORATE UPDATE

Funding activities expected to generate up to $2 million; relocates corporate headquarters

Toronto, ON  — October 22, 2004 — ADB Systems International Ltd. (TSX: ADY; OTCBB: ADBY), a global provider of asset lifecycle management solutions, today announced that it has raised $520,000 through the issuance of convertible secured notes to a group of private investors, and is proceeding with a private equity placement expected to generate up to $1.5 million in the coming weeks.  This new funding will be used to sustain the Company’s day-to-day operations, including the continued rollout of its joint venture with GE.

Under the terms of the portion of the financing arrangement that closed, investors will be able to convert their notes at any time during the three-year term into units priced at $0.20, with each unit consisting of one common share and one-half of one warrant. Each full warrant may be exercised into one common share for a term of four years at the exercise price of $0.40 each.  Automatic conversion of the notes, and any accrued interest thereon, will occur following a four-month period from the date of issue if the trading price of ADB’s common shares on the TSX for a 10 consecutive trading period is higher than $0.45.  ADB will pay noteholders interest at an annual rate of 11 percent on principal amounts converted prior to maturity and on any principal amount outstanding at maturity. The notes are secured against the assets of the Company.  Members of ADB’s senior management and Board of Directors will hold approximately 50 percent of the notes.  All figures are $CDN.

The private placement, which is expected to raise up to $1.5 million, will consist of units priced at $0.20.  Each unit consists of one common share of the Company and a three-year warrant to acquire one common share at an exercise price of $0.35 each.  The financing arrangement is subject to regulatory and board approval.

ADB also reported that it has closed a previously announced financing arrangement led by First Associates Investments.  The financing arrangement consisted of convertible notes with a term of three years and an adjusted rate of interest of 11 percent. Each unit was priced at $0.31, with each unit consisting of one common share and one half-warrant.  Each full warrant may be exercised into one common share for a term of four years at the exercise price of $0.50 each.  This previously announced financing arrangement generated gross proceeds of approximately $1.7 million.

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ADB raises financing/2

ADB also announced that it is relocating its corporate headquarters to Toronto effective October 24.  The office relocation will enable the Company to reduce its operational expenses by more than $100,000 annually.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction.

About ADB Systems International Ltd.

ADB Systems International delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value.  ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services.   Current customers include BP, GE Commercial Equipment Financing, Halliburton Energy Resources, the National Health Service, permanent TSB, Talisman Energy, and Vesta Insurance.

Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.  ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.).  The company’s shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBY).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause ADB’s (“the Company”) results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company’s products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company’s plans will be achieved.

Contact:

Joe Racanelli, ADB Systems

Tel: (905) 672-7467 ext. 273

E-mail: jracanelli@adbsys.com